Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-119157


PROSPECTUS
                                  ATTUNITY LTD

                            7,409,226 ORDINARY SHARES

         This prospectus relates to up to 7,409,226 ordinary shares that the selling shareholders named in this prospectus or their transferees may offer from time to time. Of the ordinary shares offered hereby, (i) 1,371,429 ordinary shares are issuable upon conversion of $2 million of convertible promissory notes and 480,000 ordinary shares are issuable upon exercise of warrants, that were issued to certain of the selling shareholders pursuant to a Note and Warrant Purchase Agreement dated March 22, 2004; (ii) 2,043,146 ordinary shares were issued and 2,944,651 ordinary shares are issuable upon exercise of Series A and Series B Warrants acquired by certain selling shareholders from the Special Situations Funds; (iii) 230,000 ordinary shares were issued to Dov Biran Holdings Ltd. in connection with an agreement entered into in June 2001; (iv) 40,000 ordinary shares are issuable upon exercise of warrants issued in February 2004 to Gaus Investments Ltd and R.4.B Ltd in consideration of their introducing certain investors to us; and (v) 300,000 ordinary shares are issuable upon exercise of warrants issued to Plenus Technologies Ltd. in connection with a loan agreement we entered into dated June 3, 2004. We are registering the ordinary shares for disposition by the selling shareholders pursuant to commitments with the selling shareholders. The registration of the ordinary shares does not necessarily mean that the selling shareholders or their transferees will offer or sell their shares.

         Attunity Ltd will not receive any additional proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus, and will bear all expenses in connection with the preparation of this prospectus.

         The ordinary shares of Attunity Ltd are traded on the NASDAQ National Market under the symbol "ATTU." On September 23, 2005, the closing price of an ordinary share of Attunity Ltd on the NASDAQ National Market was $2.45.

         See "Risk Factors" beginning on page 5 to read about factors you should consider before buying the ordinary shares of Attunity Ltd.

                                ----------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                       Prospectus dated September 26, 2005



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                                TABLE OF CONTENTS
                                -----------------

                                                                           Page
                                                                           ----
         Notice regarding Forward-Looking Statements                          2
         Prospectus Summary                                                   4
         Risk Factors                                                         5
         Capitalization and Indebtedness                                     15
         Reasons for the Offer and Use of Proceeds                           15
         Market Price Data                                                   15
         Selling Shareholders                                                16
         Offer Statistics, Expected Time Table and Plan of Distribution      22
         Expenses Associated with the Registration                           24
         Foreign Exchange Controls and Other Limitations                     24
         Experts                                                             24
         Legal Matters                                                       25
         Matterial Changes                                                   25
         Where You Can Best Find More Information; Incorporation of
         Certain Information by Reference                                    25
         Enforceability of Civil Liabilities                                 26


         In this prospectus, "we", "us", "our", the "Company" and "Attunity" refer to Attunity Ltd, an Israeli company Attunity Ltd and its subsidiaries, unless otherwise indicated.

         We are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

         We publish annually an annual report on our website containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant. We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references to "dollars" or "$" in this prospectus are to U.S. dollars, and all references to "shekels" or "NIS" are to New Israeli Shekels.

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development,

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


financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or the negative of such terms, or other comparable terminology.

         Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption "Risk Factors" and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

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                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

                                  ATTUNITY LTD

         We were incorporated under the laws of the State of Israel in 1988. We develop, market and support standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications.

         Our principal executive offices are located at Einstein Building, Tirat Carmel, Haifa 39101, Israel, and our telephone number is (+972) 4-855-9666. Our address on the Internet is http://www.attunity.com. Information contained on our website does not constitute a part of this prospectus.

                                  The Offering

Ordinary shares offered................   7,409,226 shares (including 3,764,651
                                          shares issuable upon exercise of
                                          warrants and 1,371,429 shares issuable
                                          upon conversion of $2 million of
                                          convertible promissory notes).

NASDAQ National Market symbol..........   "ATTU"

Use of proceeds........................   We will not receive any proceeds from
                                          the sale of the ordinary shares
                                          offered hereby.  We will, however,
                                          receive the proceeds from the exercise
                                          of the warrants if and when they are
                                          exercised, which we will use for
                                          working capital and general corporate
                                          purposes.

Ordinary shares outstanding............   17,129,759 shares.

Risk Factors...........................   Prospective investors should carefully
                                          consider the "Risk Factors" beginning
                                          on page 5 before buying the ordinary
                                          shares offered hereby.



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


                                  RISK FACTORS

         You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risk Factors Relating to Our Company


We have a history of operating losses and may not achieve or sustain profitability in the future.

         We reported operating losses of $877,000 for the six month period ended June 30, 2005 and $4.04 million for the year ended December 31, 2004, and incurred operating losses in four of the five preceding years. We can not assure you that we will be able to achieve or sustain profitable operations in the future.


Our operating results fluctuate significantly.

         Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to, the following:

          o    the size and timing of significant orders and their fulfillment;

          o    demand for our products;

          o    changes in our pricing policies or those of our competitors;

          o    the number, timing and significance of product enhancements;

          o    new product announcements by us and our competitors;

          o our ability to successfully market newly acquired products and technologies;

          o our ability to develop, introduce and market new and enhanced products on a timely basis;

          o    changes in the level of our operating expenses;

          o    budgeting cycles of our customers;

          o customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

          o    product life cycles;


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          o    software bugs and other product quality problems;

          o    personnel changes;

          o    changes in our strategy;

          o seasonal trends and general domestic and international economic and political conditions, among others;

          o currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

          o    the   assurance   of  success  in   marketing   new  products  or
               technologies.

         Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

         Revenues are also difficult to forecast because our sales cycle, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer. We typically ship product orders shortly after receipt and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's revenues. As a result, license revenues in any quarter depend substantially on orders booked and shipped in that quarter.

         Due to all of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Although we have experienced revenue growth in the past, we may not be able to sustain this growth rate, and you should not consider such past growth indicative of future revenue growth, or of future operating results.


We may need to raise additional capital in the future, which may not be available to us.

         Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, and the payment terms offered to our customers. We may need to raise additional funds in the future for a number of uses, including:

          o implementing marketing and sales activities for our products and services;

          o    expanding research and development programs;

          o    expanding investment in fixed assets; and

          o    hiring additional qualified personnel.



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         We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

          o    develop new products;

          o    enhance our existing products;

          o    remain current with evolving industry standards;

          o    take advantage of future opportunities; or

          o    respond to competitive pressures or unanticipated requirements.

         Any equity or debt financings, if available at all, may cause dilution to our then-existing shareholders. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.


Our operating results vary quarterly and seasonally.

         We have often recognized a substantial portion of our revenues in the last quarter of the year and in the last month, or even weeks or days, of a quarter. Our expense levels are substantially based on our expectations for future revenues and are therefore relatively fixed in the short term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

         Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future. We expect to continue to experience relatively higher sales in the first and second quarters of the year and relatively lower sales in the third quarter ending September 30, as a result of reduced sales activity in Europe during the summer months. Due to the foregoing factors, in some future quarter our operating results may be below the expectations of public market analysts and investors. In such event, it is likely that the price of our ordinary shares would be materially adversely affected.


We are subject to risks associated with international operations.

         We are based in Israel and generate a large percentage of our sales outside the United States. Our sales in the United States accounted for 40.2%, 39.3%, 35.9% and 53.6% of our total revenues for the years ended December 31, 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

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


         International operations are subject to inherent risks, including the following:

          o the impact of possible recessionary environments in multiple foreign markets;

          o longer receivables collection periods and greater difficulty in accounts receivable collection;

          o    unexpected changes in regulatory requirements;

          o    difficulties   and  costs  of  staffing  and   managing   foreign
               operations;

          o reduced protection for intellectual property rights in some countries;

          o    potentially adverse tax consequences; and

          o    political and economic instability.

         We cannot be certain that we, our distributors or our resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

         We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in United States dollars, the Euro and British Pound, a significant portion of our expenses are incurred in NIS. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to so do or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.


We  are  subject  to  risks  relating  to   proprietary   rights  and  risks  of
infringement.

         We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Except for our trademark registrations for Attunity(R), Attunity B2B(R) and Attunity Connect(R) in the United States, we do not have any trademark, patent or copyright registrations. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of products in our field, and we expect


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


software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

         We are not aware that we have infringed any proprietary rights of third parties. It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

          o    result in costly litigation;

          o    divert management's attention and resources;

          o    cause product shipment delays; or

          o    require us to enter into  royalty or licensing  agreements.  Such
               royalty  or  licensing  agreements,   if  required,  may  not  be
               available on terms acceptable to us, if at all.

         If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.


A significant portion of our revenues are dependent on maintenance payments from customers using legacy CorVision and Mancal 2000 software.

         Approximately 16% of our revenues are derived from annual maintenance payments made by customers who use CorVision, Mancal 2000 and APTuser, which are legacy software products. In 2002, 2003, 2004 and the six months ended June 30, 2005, these revenues on a consolidated basis totaled $3.0 million, $2.8 million, $2.7 million and $1.3 million, respectively. Some of these customers may replace these legacy products with more state-of-the-art products from other vendors and, as a result, discontinue use of these products. This would result in a reduction in our maintenance revenues and adversely affect our operating results.


Our products have a lengthy sales cycle.

         Our customers typically use our products to deploy applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through third party

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


distributors. Delay in the sales cycle of our products could result in significant fluctuations in our quarterly operating results.


Rapid technological change may adversely affect the market acceptance of our products and services.

         We compete in a market that is characterized by rapid technological change. The introduction of new technologies could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Any future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

          o supporting existing and emerging hardware, software, databases and networking platforms; and

          o developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements.


Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

         Despite testing by us, errors may be found in our software products. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation. Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim. We currently do not carry product liability insurance for our products.


The loss of the services of our key personnel would negatively affect our business.

         Our future success depends to a large extent on the continued services of our senior management and key personnel. In particular, we are dependent on the services of a small number of key executives. Any loss of the services of members of our senior management or other key personnel, particularly to a competitor, would negatively affect our business.


Our results may be adversely affected by competition.

         The market for our software products is fragmented and is intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us.


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We anticipate continued growth and competition in the software products market and, consequently, the entrance of new competitors into the market. Our existing and potential competitors may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.


We do not intend to pay cash dividends.

         Our policy is to retain earnings for use in our business and, for this reason, we do not intend to pay cash dividends on the ordinary shares in the foreseeable future.


Risk Factors Relating to our Ordinary Shares


Our share price has been volatile in the past and may decline in the future.

         Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

          o    quarterly variations in our operating results;

          o operating results that vary from the expectations of securities analysts and investors;

          o    changes in expectations as to our future  financial  performance,
               including   financial   estimates  by  securities   analysts  and
               investors;

          o announcements of technological innovations or new products by us or our competitors;

          o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

          o    changes in the status of our intellectual property rights;

          o    announcements   by  third  parties  of   significant   claims  or
               proceedings against us;

          o    additions or departures of key personnel;

          o    future sales of our ordinary shares; and

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          o    stock market price and volume fluctuations.

         Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

         In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.


Issuance of a significant amount of additional ordinary shares on account of outstanding warrants and convertible notes will dilute our current shareholders and substantial future sales of our ordinary shares may depress our share price.

         As of September 15, 2005, we had 17,129,759 ordinary shares issued and outstanding and approximately 8.55 million additional ordinary shares are issuable upon exercise of outstanding options and warrants and the conversion of convertible notes. This includes 1,018,182 ordinary shares (290,909 of which are issuable upon the exercise of outstanding warrants) that were issued to investors in a private placement that we completed in January 2005, and up to an additional 120,000 ordinary shares may be issued to such investors in payment of liquidated damages resulting from our failure to timely register the foregoing ordinary shares for disposition by the investors, as required under a registration rights agreement that we and the investors entered into in connection with the private placement. The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants, convertible notes and in payment of the foregoing liquidated damages will dilute our current shareholders and may depress our share price. In addition, if our shareholders, and in particular the investors in the January 2005 private placement, sell substantial amounts of our ordinary shares, including shares issuable upon the exercise of outstanding warrants, convertible notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

Risk Factors Relating to Our Operations in Israel


Conducting business in Israel entails special risks.

         We are incorporated under the laws of, and our executive offices and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

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         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. The implications of this action cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

         Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.


Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

         Many of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.


Our financial results may be adversely affected by inflation and currency fluctuations.

         Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations. A portion of our expenses are paid in NIS (primarily salaries) and are influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency

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hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

We cannot guarantee continuation of government programs and tax benefits.

         We have in the past received certain Israeli government grants and currently enjoy certain tax benefits in Israel. To remain eligible for these grants and tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs (with interest and linkage differentials) or pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

         Service of process upon our directors and officers and the Israeli experts named herein, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since a substantial portion of our assets, almost all of our directors, some of the officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

         There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could depress the price of our shares.

         Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

                         CAPITALIZATION AND INDEBTEDNESS

         The table below sets forth the capitalization of our company as of June 30, 2005.

                                                         June 30, 2005
                                                    ------------------------
                                                             Actual
                                                    ------------------------
                                                         (in thousands)
         Long-term debt........................             $    487
         Total shareholders' equity............             $ 11,493
                                                    ------------------------


                    REASONS FOR THE OFFER AND USE OF PROCEEDS

         This prospectus relates to the disposition of up to 7,409,226 of our ordinary shares, of which 2,273,146 ordinary shares are outstanding, 3,764,651 ordinary shares are issuable upon exercise of warrants and 1,371,429 ordinary shares are issuable upon conversion of convertible promissory notes. We will not receive any of the proceeds from the sale by the selling shareholders of our ordinary shares. We will, however, receive the proceeds from the exercise of the warrants if and when they are exercised.

                                MARKET PRICE DATA

         Our ordinary shares have traded on the NASDAQ National Market since our initial public offering on December 17, 1992.

Quarterly Stock Information

         The following table sets forth, for each of the full financial quarters in the years indicated, the high ask and low bid prices of our ordinary shares, as quoted on the NASDAQ National Market.

                                                  High           Low
                                               ----------    -----------
2003
----
First Quarter................................     $1.05         $0.80
Second Quarter...............................     $1.59         $0.90
Third Quarter................................     $1.48         $1.00
Fourth Quarter...............................     $2.22         $1.05

2004
----
First Quarter................................     $3.62         $2.08
Second Quarter ..............................     $3.36         $2.30
Third Quarter................................     $2.90         $1.96
Fourth Quarter...............................     $2.80         $2.15

2005
----
First Quarter ..............................      $3.49         $2.41

Second Quarter...............................     $3.08         $2.28
Third Quarter (through September 23)....          $2.85         $2.05


Monthly Stock Information

         The following table sets forth, for each of the most recent six months, the high ask and low bid prices of our ordinary shares, as quoted on the NASDAQ National Market.

Month                                             High         Low
-----                                          ----------   ---------
March 2005...................................    $3.49        $2.77
April 2005...................................    $3.08        $2.72
May 2005.....................................    $2.89        $2.50
June 2005....................................    $2.70        $2.28
July 2005....................................    $2.85        $2.15
August 2005..................................    $2.49        $2.05


                              SELLING SHAREHOLDERS

         The registration statement of which this prospectus forms a part covers up to 7,409,226 ordinary shares. Of such shares:

          (i) 1,371,429 ordinary shares are issuable upon conversion of $2.0 million of convertible promissory notes and 480,000 ordinary shares are issuable upon exercise of warrants, such promissory notes and warrants which were issued to certain of the selling shareholders pursuant to a Note and Warrant Purchase Agreement dated March 22, 2004, also described in clause (iv) below. An additional 4,987,797 ordinary shares may be sold by certain selling shareholders who acquired 2,043,146 ordinary shares and warrants to purchase an additional 2,944,651 ordinary shares from the Special Situations Funds in December 2003. Such warrants have exercise prices of $1.75 and $2.00 per share, subject to anti-dilution adjustments, and are exercisable until October 24, 2006 (as extended by one year under the Note and Warrant Purchase Agreement).

         (ii) On October 17, 2001, we entered into a Share Purchase Agreement with certain of the Special Situations Funds, pursuant to which such Special Situations Funds purchased an aggregate 3,846,156 ordinary shares for $5 million or $1.30 per share. In addition, these Special Situations Funds acquired Series A Warrants to purchase an aggregate 2,884,617 ordinary shares at an exercise price of $1.75 per shares and Series B Warrants to purchase an aggregate 961,539 ordinary shares at a then exercise price of $2.25 per share, (subsequently adjusted to $1.75), expiring on October 16, 2005. The warrants contain certain anti-dilution provisions. The ordinary shares, Series A Warrants and Series B Warrants were issued to the Special Situations Funds in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act, including the provisions of Regulation D promulgated thereunder. We undertook to file a registration statement with the SEC to register the resale of the ordinary shares issued to the Special Situations Funds and the ordinary shares issuable upon exercise of the Series A Warrants and Series B Warrants and to maintain a registration statement in effect in order to allow the group to freely sell these shares. In March 2002, this transaction was approved by our shareholders. As of April 15, 2005, the Special Situation Funds no longer held any of the above mentioned securities.

         On December 30, 2003, Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other investors represented by them purchased from the Special Situations Funds their entire holding at such time of 2,043,146 of our ordinary shares, Series A Warrants to purchase 2,208,489 ordinary shares and Series B Warrants to purchase 736,162 ordinary shares. On the same date of their transaction with the Special Situations Funds, we granted such group a 30-day option to invest $2 million in our company in the form of five-year convertible promissory notes, convertible at $1.75 per share, and warrants to purchase 450,000 of our ordinary shares at an exercise price of $1.75 per share. On January 29, 2004 we granted the group a seven-day extension to exercise such option and on February 5, 2004 the group elected to exercise such option. Accordingly, on March 22, 2004, we entered into a Note and Warrant Purchase Agreement with such group, pursuant to which we issued the group convertible promissory notes in the aggregate principal amount of $2 million, bearing interest at the rate of 5% per annum, payable semi-annually, the principal balance of which is convertible at any time after issuance, in whole or in part, into our ordinary shares, at a conversion price of $1.75 per share. The interest payable on the notes is not convertible into ordinary shares at the discretion of the holders. The outstanding principal balance of the note will be due and payable five years after issuance, subject to early repayment in the event of default by us of our obligations under the notes. In certain events of default by us of our obligations under the notes, the holders would be entitled to convert the principal amount of the notes then outstanding and all unpaid accrued interest thereon into our ordinary shares. In addition, we agreed to issue to certain members of the group warrants to purchase an aggregate of 480,000 of our ordinary shares at an exercise price of $1.75 per share, expiring three years after their issuance. The convertible promissory notes and the warrants contain anti-dilution provisions. In addition, the exercise price of the Series B Warrants purchased by the group from the Special Situations Funds was reduced to $2.00 per share, as a result of the anti-dilution provisions contained therein, and the term of the Series A and Series B Warrants held by the group was extended for one additional year, to October 24, 2006. The promissory notes and warrants were issued to the group in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act, including the provisions of Regulation D promulgated thereunder. We also undertook to file a registration statement with the SEC to register the resale of the shares issuable upon conversion of the promissory notes and exercise of the warrants and to maintain a registration statement in effect in order to allow the group to freely sell these shares. In April 2004, this transaction was approved by our shareholders.

         Of the warrants to purchase 480,000 ordinary shares that we agreed to issue to certain members of the group, warrants to purchase 15,000 ordinary shares were issued to each of Yossi Milstein and Dov Biran, selling shareholders, at the request of the members of the group, and one of the members subsequently transferred warrants to purchase 10,000 ordinary shares to Yossi Avraham, a selling shareholder, for no consideration, in October 2004.

         (iii) An additional 40,000 ordinary shares are issuable pursuant to warrants issued in February 2004 to Gaus Investments Ltd. and R.4.B Ltd., both of which are Israeli companies and selling shareholders, in consideration of their introducing the foregoing group of investors to us. These warrants have an exercise price of $1.92 per share and are exercisable until February 4, 2007. These warrants were offered and sold in accordance with Rule 903 of Regulation S under the Securities Act in a transaction to which the registration requirements of the Securities Act do not apply.

         (iv) An additional 230,000 ordinary shares may be sold by Dov Biran Holdings Ltd., a former shareholder of Bridges For Islands Ltd., which shares were issued or transferred to such entity in connection with an agreement we entered into in June 2001 with former shareholders of Bridges For Islands Ltd.

         In February 2000, we acquired Bridges for Islands Ltd., or Bridges for Islands, an Israeli company which was then developing Attunity BPITM, a business process integration solution, in consideration of $18.5 million, of which we paid $4.5 million in cash and the balance by the issuance of 747,650 ordinary shares and 127,350 options in exchange for the options held by the employees of Bridges for Islands Ltd. as of the acquisition date. As part of the agreement, we provided the shareholders of Bridges for Islands with a share price protection guarantee, based on an issuance price of $16.00 per share, for a one-year period. This agreement was amended in June 2001 to provide that, instead of the price protection, we will issue, or transfer, or cause third parties to transfer, an additional 350,000 ordinary shares to the former shareholders of Bridges for Islands. Of the 350,000 ordinary shares, 300,000 ordinary shares were transferred to the former shareholders of Bridges for Islands by the shareholders of Medatech Information Technology Ltd., an Israeli company, and VisOp B.V., a Netherlands corporation, none of whom are U.S. persons or entities. Such ordinary shares were offered and sold to the forgoing entities in accordance with Rule 903 of Regulation S under the Securities Act in transactions to which the registration requirements of the Securities Act do not apply and were registered for resale under a registration statement filed with the SEC at the time they were transferred to the former shareholders of Bridges For Islands. The remaining 50,000 ordinary shares were issued by us to the forgoing entities in accordance with Rule 903 of Regulation S under the Securities Act in a transaction to which the registration requirements of the Securities Act do not apply and we undertook to register these shares for resale with the next registration statement to be filed by us with the SEC.

         (v) An additional 300,000 ordinary shares are issuable pursuant to warrants issued to Plenus Technologies Ltd., an Israeli venture capital fund, in connection with a loan agreement we entered into in June 2004. Pursuant to such agreement we secured a two-year $3.0 million credit line from Plenus at a fixed interest rate of 6.5% per annum. The interest is payable quarterly on all amounts drawn under the credit line. We can prepay or cancel the credit line at any time. We pay a commitment fee of 1.0% per annum on the unutilized amount of the credit line. As collateral for the credit line we registered a first ranking floating charge on all our assets and a first ranking fixed charge on all our intellectual property. We undertook to issue to Plenus five-year warrants to purchase our ordinary shares in an amount equal to a percentage of the credit line divided by $3.00 per share, the exercise price of the warrants (subject to anti-dilution adjustments) (subsequently adjusted to $2.75), as follows: 20% of the credit line if we terminate the credit line within the first year of its initiation; 23% of the credit line if we terminate the credit line within the second year of its initiation and we had not drawn any money from the credit line prior to termination; and 30% of the credit line if we terminate the credit line within the second year of its initiation and we had drawn money from the credit line prior to termination. These warrants are exercisable until June 2, 2009. These warrants were issued to Plenus in accordance with Rule 903 of Regulation S under the Securities Act in a transaction to which the registration requirements of the Securities Act do not apply.

          We are registering the ordinary shares in order to permit the selling shareholders to dispose of the shares from time to time.

         The following table lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares by each of the selling shareholders. The second and third columns list the number and percentage of ordinary shares beneficially owned by each selling shareholder, based on each selling shareholder's ownership of ordinary shares, the promissory notes and warrants as of September 15, 2005, assuming full conversion of the promissory notes and full exercise of the warrants held by each selling shareholder on that date, without regard to any limitations on exercise.

         The fourth column lists the number of ordinary shares being offered by this prospectus by each of the selling shareholders.

         In accordance with the terms of registration rights agreements with certain of the selling shareholders, this prospectus generally, covers ordinary shares in an amount at least equal to (i) 120% of the maximum number of ordinary shares issuable to certain of the selling shareholders upon conversion of the promissory notes issued to them pursuant to the Note and Warrant Purchase Agreement, (ii) the number of ordinary shares issuable to certain of the selling shareholders upon exercise of the warrants to purchase 480,000 of our ordinary shares that were sold to them pursuant to the Note and Warrant Purchase Agreement, (iii) 2,043,146 ordinary shares and the number of ordinary shares issuable to certain of the selling shareholders upon exercise of the Series A and Series B Warrants to purchase 2,944,651 of our ordinary shares, such shares and warrants that were purchased by them from the Special Situations Funds, (iv) 230,000 ordinary shares that were issued to Dov Biran Holdings Ltd., a former shareholder of Bridges For Islands Ltd., in connection with an agreement entered into in June 2001; (v) 40,000 ordinary shares are issuable upon exercise of warrants held by Gaus Investments Ltd and R.4.B Ltd issued in consideration for the contribution of such parties in introducing investors to us, and (vi) up to 300,000 ordinary shares are issuable upon exercise of warrants issued to Plenus Technologies Ltd. in connection with a Loan Agreement dated June 3, 2004; determined as if the outstanding promissory notes and warrants were converted or exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC and to provide for additional amounts due under the Purchase Agreement. Depending on the actual date that the promissory notes will be converted, and because the exercise price of the warrants may be adjusted, the number of ordinary shares that will actually be issued may be more or less than the number of ordinary shares being offered by this prospectus.

         The fifth and sixth columns of the following table assume the sale of all of the ordinary shares offered by the selling shareholders pursuant to this prospectus. The selling shareholders may sell all, some or none of their ordinary shares in this offering.

                                                                                                              Percentage of
                           Number of Ordinary     Percentage of      Maximum Number of       Number of          Ordinary
                                 Shares          Ordinary Shares      Ordinary Shares     Ordinary Shares        Shares
                           Beneficially Owned      Beneficially      Offered Pursuant       Beneficially      Beneficially
     Name of Selling           Prior to          Owned Prior to           to this           Owned After        Owned After
       Shareholder             Offering              Offering           Prospectus            Offering          Offering
-------------------------- -------------------- ------------------- -------------------- ------------------- ----------------
Shimon Alon............       1,320,098 (1)           7.32%              1,320,098               -                  -
Ron Zuckerman..........       1,270,098 (2)           7.06%              1,270,098               -                  -
Aki Ratner.............         698,740 (3)           3.97%                698,740               -                  -
GF Capital Management &
  Advisors, LLC .......         702,057 (4)           4.00%                702,057               -                  -
Peter Luggen...........         468,040 (5)           2.69%                468,040               -                  -
Sharon
  Kotlicki-Pery........         585,049 (6)           3.35%                585,049               -                  -
Genia Kotlicki.........         292,523 (7)           1.69%                292,523               -                  -
Avishai Kotlicki.......         292,523 (8)           1.69%                292,523               -                  -
Barrossa Finance Ltd...       1,170,098 (9)           6.53%              1,170,098               -                  -
Yossi Milstein.........          15,000 (10)            *                   15,000               -                  -
Dov Biran Holdings Ltd.
  (11).................         863,705 (11)          5.05%                230,000             633,705             3.7%
Dov Biran..............          15,015 (12)            *                   15,000                  15               *
Gaus Investments Ltd...         131,000 (13)            *                   20,000             111,000               *
R.4.B Ltd. ............          20,000 (14)            *                   20,000               -                  -
Plenus Technologies
  Ltd..................         300,000 (15)          1.73%                300,000               -                  -
Yossi Avraham..........          10,000 (16)            *                   10,000               -                  -

----------------
*      Less than 1%

(1) Includes 252,343 ordinary shares issuable upon the conversion of a currently convertible promissory note and 150,000 ordinary shares issuable upon the exercise of currently exercisable warrants and 406,362 ordinary shares issuable upon exercise of currently exercisable Series A Warrants and 135,454 ordinary shares issuable upon currently exercisable of Series B Warrants.

(2) Includes 252,343 ordinary shares issuable upon the conversion of a currently convertible promissory note and 100,000 ordinary shares issuable upon the exercise of currently exercisable warrants and 406,363 ordinary shares issuable upon exercise of currently exercisable Series A Warrants and 135,454 ordinary shares issuable upon currently exercisable of Series B Warrants.

(3) Includes 109,716 ordinary shares issuable upon the conversion of a currently convertible promissory note and 190,000 ordinary shares issuable upon the exercise of currently exercisable warrants and 176,679 ordinary shares issuable upon exercise of currently exercisable Series A Warrants and 58,893 ordinary shares issuable upon currently exercisable of Series B Warrants.

(4) Includes 151,405 ordinary shares issuable upon the conversion of a currently convertible promissory note and 243,817 ordinary shares issuable upon exercise of currently exercisable Series A Warrants and 81,272 ordinary shares issuable upon currently exercisable of Series B Warrants. Mr. Gary L. Fuhrman is the principal owner of GF Capital Management & Advisors, LLC and has controlling responsibility for the voting and disposition of the shares, and the shares issuable under the promissory note and warrants, held by GF Capital Management & Advisors, LLC. GF Capital Management Advisors, LLC has informed us in writing that it is an affiliate of a registered broker-dealer. GF Capital Management Advisors, LLC has further informed us in writing that it acquired its ordinary shares, and its securities exercisable or convertible into ordinary shares, that are being registered under the registration statement of which this prospectus forms a part, in the ordinary course of business and that at the time it purchased such shares and securities it did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the shares or securities.

(5) Includes 100,937 ordinary shares issuable upon the conversion of a currently convertible promissory note and 162,545 ordinary shares issuable upon exercise of currently exercisable Series A Warrants and 54,182 ordinary shares issuable upon currently exercisable of Series B Warrants.

(6) Includes 126,172 ordinary shares issuable upon the conversion of a currently convertible promissory note and 203,181 ordinary shares issuable upon exercise of currently exercisable Series A Warrants and 67,727 ordinary shares issuable upon currently exercisable of Series B Warrants.

(7) Includes 63,085 ordinary shares issuable upon the conversion of a currently convertible promissory note and 101,590 ordinary shares issuable upon exercise of currently exercisable Series A Warrants and 33,863 ordinary shares issuable upon currently exercisable of Series B Warrants.

(8) Includes 63,085 ordinary shares issuable upon the conversion of a currently convertible promissory note and 101,590 ordinary shares issuable upon exercise of currently exercisable Series A Warrants and 33,863 ordinary shares issuable upon currently exercisable of Series B Warrants.

(9) Includes 252,343 ordinary shares issuable upon the conversion of a currently convertible promissory note and 406,362 ordinary shares issuable upon exercise of currently exercisable Series A Warrants and 135,454 ordinary shares issuable upon currently exercisable of Series B Warrants. Mr. Ryan Rudolph exercises sole voting and dispositive powers with respect to the shares, and the shares issuable under the promissory note and warrants, held by Barrossa Finance Ltd.

(10) Includes 15,000 ordinary shares issuable upon the exercise of currently exercisable warrants.

(11) Dr. Dov Biran and his wife, Mrs. Penina Biran, exercise shared voting and dispositive powers with respect to the shares held by Dov Biran Holdings Ltd.

(12) Includes 15,000 ordinary shares issuable upon the exercise of currently exercisable warrants.

(13) Includes 20,000 ordinary shares issuable upon the exercise of currently exercisable warrants at $1.92 per share. Mr. David Dafni exercises sole voting and dispositive powers with respect to the shares issuable under the warrants held by Gaus Investments Ltd.

(14) Issuable upon the exercise of currently exercisable warrants at $1.92 per share. Mr. Gilad Friedhaber exercises sole voting and dispositive powers with respect to the shares issuable under the warrants held by R.4.B Ltd.

(15) Issuable upon the exercise of warrants currently exercisable at a then exercise price of $3.00 per share (subsequently adjusted to $2.75). An investment committee exercises voting and dispositive powers with respect to the shares issuable under the warrants held by Plenus Technologies Ltd. The current members of the investment committee are Aharon Dovrat, Shlomo

       Dovrat, Oded Exelrod, Edna Peres-Lahish, Arie Savir, Moti Weiss, Ruth Simha and Eylon Pinchas.

(16) Issuable upon the exercise of currently exercisable warrants at $1.75 per share.


         OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION

         We are registering the ordinary shares offered hereby on behalf of the selling shareholders. As used herein, "selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling shareholder as a gift, pledge, partnership distribution or other transfer. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by our company, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares offered hereby which will be borne by the selling shareholders. Sales of the shares offered hereby may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the NASDAQ National Market at prevailing market prices, in the over-the-counter market, in negotiated transactions, through publicly or privately negotiated put or call options transactions relating to the shares offered hereby, through short sales of the shares offered hereby (including the closing of any open short position), or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares offered hereby by the selling shareholders.

         The selling shareholders may enter into hedging transactions with regard to the shares offered hereby. In connection with such transactions the counterparties to such transactions may engage in short sales of the shares offered hereby or of securities convertible into or exchangeable for such shares in the course of hedging positions they assume with selling shareholders. The selling shareholders may also enter into other transactions which require the delivery of the shares offered by this prospectus, which shares such counterparties may resell pursuant to this prospectus (as amended or supplemented, if necessary, to reflect such transaction).

         The selling shareholders may effect these transactions by selling the shares offered hereby directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary brokerage commissions).

         The selling shareholders and any broker-dealers that act in connection with the sale of the shares offered hereby might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the disposition of the shares offered hereby sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares offered hereby against certain liabilities, including liabilities arising under the Securities Act.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144 or another exemption under the Securities Act.

         Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

          o    the  name  of  each   such   selling   shareholder   and  of  the
               participating broker-dealer(s);

          o    the number of shares involved;

          o    the initial price at which such shares were sold;

          o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

          o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

          o    other facts material to the transaction.

         In addition, upon our being notified by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                    EXPENSES ASSOCIATED WITH THE REGISTRATION

         We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $64,000, which include the following categories of expenses:

         SEC registration fee.....................................  $  2,073.91
         Printing and photocopying fees...........................     1,000.00
         Legal fees and expenses .................................    40,000.00
         Accounting fees and expenses.............................    20,000.00
         Transfer agent and registrar fees and expenses...........       500.00
         Miscellaneous expenses ..................................       426.09
                                                                    -----------
                   Total Expenses.................................  $ 64,000.00
                                                                    ===========


                 FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

         Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

         Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2004 and 2003 and as of December 31, 2003 and 2002, and for each of the three years in the periods ended December 31, 2004 and December 31, 2003, respectively, appearing in our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated in this prospectus by reference, have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon included herein and incorporated in this prospectus by reference. These consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The law firm of Efrati, Galili & Co. of Tel Aviv, Israel, has passed on the validity of the ordinary shares offered hereby.

                                MATERIAL CHANGES

         Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and in our Reports on Form 6-K filed under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2004.

           WHERE YOU CAN BEST FIND MORE INFORMATION; INCORPORATION OF
                        CERTAIN INFORMATION BY REFERENCE

         This prospectus is a part of two registration statements on Form F-3, Registration Nos. 333-14140 and 333-119157, which we filed with the SEC under the Securities Act of 1933. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statements and the exhibits and schedules thereto. As such we make reference in this prospectus to the registration statements and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statements and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statements or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

         We file annual and special reports and other information with the SEC (Commission File Number 000-20892). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

          o Our Annual Report on Form 20-F for the fiscal year ended December 31, 2004;

          o Our Reports on Form 6-K submitted to the SEC on January 31, 2005, April 1, 2005, April 20, 2005, June 30, 2005, July 28, 2005 and
               August 31, 2005; and

          o The description of our ordinary shares contained in Item 1 of our registration statement on Form 8-A filed with the SEC on December 17, 1991 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

         In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

         Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

         We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Attunity Ltd., Einstein Building, Tirat Carmel 39101, Haifa, Israel, Attn.:
Company Secretary, telephone number +972-4-855-9666. You may also obtain information about us by visiting our website at http://www.attunity.com. Information contained in our website is not part of this prospectus.

         We are an Israeli company and are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC's website. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC's website at http://www.sec.gov.

                       ENFORCEABILITY OF CIVIL LIABILITIES

         Service of process upon us and our directors and officers and the Israeli experts named in this prospectus, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since a substantial portion of our assets, almost all of our directors, some of the officers and the Israeli experts are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

         There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

         We have irrevocably appointed our subsidiary, Attunity Inc. as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

                                  ATTUNITY LTD






                            7,409,226 ORDINARY SHARES







                          ----------------------------



                                   PROSPECTUS



                          ----------------------------





                  You should rely only on the information
                  incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.



                               September 26, 2005